John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

August 15, 2014

Ms. Jamie Walter
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Walter:

On May 30, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 67 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 68 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Toreador International Fund (the “Fund”).

On July 18, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please confirm to the Staff that all bracketed or blank information as well as any required exhibits will be included in B-Filing.

Response: The Trust confirms that bracketed and blank information will be completed in the B-Filing, as well as inclusion of any required exhibits.

2.	Comment: Please confirm that all EDGAR series and class identifiers are updated and reflect the appropriate ticker symbol.

Ms. Walter
U.S. Securities and Exchange Commission
August 15, 2014

Fund Summary – Fees and Expenses

3.	Comment: Please confirm that a separate line item for acquired fund fees and expenses is not necessary.

Response: The Trust has confirmed that the Fund will not require a line item for “acquired fund fees and expenses” as they represent less than 1 basis point of expenses

4.	Comment: With regard to footnote 3 to the fee table, please describe who may terminate the expense limitation agreement and the circumstances by which it may be terminated.

Response: The Trust has revised the disclosure as you have requested.

5.
Comment:     With regard to footnote 3 to the fee table, please state that the Adviser has the ability to recoup fees and expenses waived. Additionally, if applicable, indicate that the Fund may only make a repayment if it would be able to do so without exceeding the expense limitation currently in place.

Response: The Trust has revised the disclosure as you have requested.

6.
Comment:     With regard to footnote 3 to the fee table, please explain why the sentence relating to shareholder approval of an advisory agreement on December 27, 2012 is applicable or remove this sentence.

Response: The Trust has removed this sentence.

Fund Summary – Performance Information

7.
Comment:     The paragraph preceding the performance information indicates that the Fund will have reorganized from a predecessor fund. Please confirm to the staff that the Fund will operate as a continuation of the predecessor fund and/or make clear in this paragraph it will do so.

Response: On behalf of the Trust, we hereby confirm to the staff that the Fund will operate as a continuation of the predecessor fund and the Trust has revised the disclosure to clarify this fact.

8.	Comment: Please clarify in this section if the references to “Fund” should be to the “Predecessor Fund.”

Response: The Trust has revised the disclosure as you have suggested.

The Investment Adviser

9.	Comment: Please clarify that the recoupment for the expense limitation agreement is subject to the overall fee cap.

Response: The Trust has revised the disclosure as you have requested.

Ms. Walter
U.S. Securities and Exchange Commission
August 15, 2014

How to Buy Shares

10.	Comment: Please clarify that once an order is received, the purchase will be effected at the net asset value per share next determined.

Response: The Trust has revised the disclosure as you have requested.

Frequent Trading

11.	Comment: Please mention the requirements of Rule 22c-2 with regarding to the Fund entering into shareholder information agreements with omnibus accounts.

Response: The Trust has revised the disclosure as you have requested.

Distribution Arrangements

12.	Comment: Please clarify that the Fund’s institutional class shares are also subject to the 2.00% redemption fee.

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: Please confirm if the disclosure regarding a 2.00% fee and 360 days of purchase is applicable to any of the share classes offered.

Response: The Trust has removed this disclosure.

Statement of Additional Information

14.	Comment: Please fix the name of the Trust on the cover page of the SAI.

Response: The Trust has revised the disclosure as you have requested.

15.	Comment: Please include the ticker symbol for each share class on the cover page of the SAI.

Response: The Trust has revised the disclosure as you have requested.

General

16.	Comment: Please include the Tandy representation on the response letter.

Response: The Trust has included the Tandy representation below.

*                     *                     *

Ms. Walter
U.S. Securities and Exchange Commission
August 15, 2014

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively